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                              July 27, 2022

       Robert Mederos
       Chief Executive Officer
       Green Leaf Innovations Inc
       15800 Pines Blvd., Suite 3200
       Pembroke Pines, Florida 33027

                                                        Re: Green Leaf
Innovations Inc
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed July 11, 2022
                                                            File No. 024-11908

       Dear Mr. Mederos:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2022 letter.

       Amendment No. 1 to Form 1-A filed July 11, 2022

       Cover page

   1. Please expand your cover page disclosure to briefly discuss here and in the Description of
                                                        Securities section the
voting rights of the holders of the Series B Preferred Stock, common stock, and Series A
Preferred.
       General

   2.                                                   We note your response
to comment one and reissue our comment. Rule 251(b)(3)
                                                        provides that
Regulation A is not available for issuers of securities that are development stage companies that
either have no specific business plan or purpose, or have indicated
                                                        that their business
plan is to merge with or acquire an unidentified company or
 Robert Mederos
Green Leaf Innovations Inc
July 27, 2022
Page 2
      companies. We note that your disclosures on pages 13 and F-5 still indicates that you are a development stage company targeting acquisition opportunities with recurring revenue streams to maximize shareholder value. Please provide us with an analysis as to how you are eligible to conduct this offering under Regulation A.
3.    We note your response to prior comment two. We note Series B
      Preferred Stock is convertible at any time into shares of the Company   s
common stock at
      the option of the stockholder. Clarify the anticipated circumstances and timing of any such conversions and advise us how they will be applied to the limit in Rule 251(a)(2). Given such conversion could occur within one year, it appears that an offering of both the overlying and underlying securities may be taking place at the time of qualification of this offering statement. Please revise to include the underlying shares of common stock as part of the offering statement or, if you disagree, please tell us why you believe this is unnecessary. Please refer to Securities Act Sections Compliance and Disclosure
      Interpretation Question 103.04 for additional guidance. In addition, please include separate disclosures for each security throughout the offering statement, particularly in the
         Securities Being Offered    section.
       Please contact Gregory Herbers at 202-551-8028 or Sherry Haywood at 202-551-3345
with any questions.



                                                            Sincerely,
FirstName LastNameRobert Mederos
                                                            Division of
Corporation Finance
Comapany NameGreen Leaf Innovations Inc
                                                            Office of
Manufacturing
July 27, 2022 Page 2
cc:       Jeff Turner
FirstName LastName